Exhibit 99.1
FreeSeas Inc. Announces New Charters for the Free Lady and Free Envoy
PIRAEUS, Greece, Jun 26, 2008 — FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) (FreeSeas or the Company), a provider of seaborne transportation for drybulk cargoes, announced today that the Free Lady, a 2003-built, 50,246 dwt Handymax vessel, has been fixed for a time charter of a duration of approximately two years at a rate of $51,150 per day. The Free Lady is expected to be delivered to FreeSeas during the second week of July, and immediately begin employment with her new charterer.
“With the delivery of the Free Lady, our fleet will comprise eight vessels,” said Mr. Ion Varouxakis, President and CEO of FreeSeas. “The charter of the Free Lady that we announced today is expected to provide an income stream over the next two years equivalent to approximately half the purchase price of this five-year-old vessel. The income from the charter is expected to be immediately accretive to distributable free cash flow, and further enhance our bottom line. We continue to expect the rate environment to be strong and will leverage our fleet to achieve maximum benefits from this environment. We will also actively pursue opportunities in the sale and purchase market to identify acquisition targets and continuously renew our fleet.”
FreeSeas also announced today that the Free Envoy, a 1984-built, 26,318 dwt Handysize vessel, has been fixed for a time charter of a duration of approximately one year at a rate of $32,000 per day, which is expected to commence upon completion of the vessel’s scheduled dry-docking towards the end of June 2008.
Mr. Ion Varouxakis commented, “We have fixed this older vessel for a period of one year at the highest rate ever achieved by the Free Envoy, demonstrating the underlying strength of the dry-bulk market.”
Including the delivery and charters announced today, FreeSeas’ fleet is illustrated in the following chart:

		Vessel	Year
Vessel Name	DWT	Type	Built	Employment

Free Destiny	25,240	Handysize	1982	50-day time-charter at $37,000 p/d

Free Envoy	26,318	Handysize	1984	One-year time-charter at $32,000 p/d through June/August 2009

Free Goddess	22,051	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d

Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d

Free Impala	24,111	Handysize	1997	One-year time-charter through April 2009 at $31,500 p/d

Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d

Free Knight	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d

Free Lady	50,246	Handymax	2003	Two-year time-charter though June/ September 2010 at $51,150 p/d

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of six Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Company Contact:	Investor Relations / Financial Media:
Ion Varouxakis	Thomas J. Rozycki, Jr.
Chief Executive Officer	Sr. Vice President
FreeSeas Inc.	Cubitt Jacobs & Prosek Communications
89 Akti Miaouli Street	350 Fifth Avenue — Suite 3901
185 38 Piraeus, Greece	New York, NY 10118, USA
Tel: 011-30-210-45-28-770	Tel: +1.212.279.3115 x208
Fax: 011-30-210-429-10-10	Fax: +1.212.279-3117
E-Mail: info@freeseas.gr	E-Mail: trozycki@cjpcom.com
www.freeseas.gr	www.cjpcom.com